GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2004 OCT 25 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
Co. Reg. No. 196300316Z

Our Ref: GCSS-EL/1

04045695

21 October 2004

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

RECEIVED
2004 OCT 25 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 12 October 2004 (*Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc*)
- 13 October 2004 (*Announcement of sale of Birkenhead Point Shopping Centre and Birkenhead Marina Facility*)
- 18 October 2004 (*Completion of the sale of The Plaza, New York and the adjoining property*); and
- 20 October 2004 (*Notification on disposal of shareholdings in associated companies*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
NOV 01 2004
THOMSON
FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/kw

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc

The Board of Directors of City Developments Limited ("CDL") wishes to announce that CDL's deemed interest in Millennium & Copthorne Hotels plc ("M&C") held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across International Limited and City e-Solutions Limited, has increased to 150,832,693 shares or 52.68% of M&C's issued share capital following the allotment on 6 October 2004 of a total of 1,013.738 new shares of 30 pence each in M&C to the said subsidiaries pursuant to their election under the Scrip Dividend Option of M&C to receive new shares based on a value of 307.40 pence per share rather than cash in respect of the interim dividend of 2.08 pence per share for the year ending 31 December 2004 declared by M&C.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 12/10/2004 to the SGX

MASNET No. 18 OF 13.10.2004
Announcement No. 18

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Announcement of sale of Birkenhead Point Shopping Centre and Birkenhead Marina Facility

We attach herewith for information, a copy of the subject announcement issued by CDL Hotels New Zealand Limited ("CDL Hotels NZ") on 13 October 2004 in relation to the sale by Birkenhead Investments Pty Limited (a 61.3% subsidiary of CDL Hotels NZ), of Birkenhead Point Shopping Centre and Birkenhead Marina facility for a consideration of A$111 million. The sale is scheduled for completion at the end of November 2004 or the date when the purchaser obtains approval from the Australian Foreign Investment Review Board (FIRB) for the purchase of the aforesaid property, whichever is the later.

Release (B_Point) 1310

CDL Hotels NZ is a 70.22% subsidiary of Millennium & Copthorne Hotels plc, a 52.68% subsidiary of City Developments Limited.

By Order of the Board
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 13/10/2004 to the SGX

Announcement

SALE OF BIRKENHEAD POINT SHOPPING CENTRE AND BIRKENHEAD MARINA FACILITY

CDL Hotels New Zealand Limited ("CDLHNZL") today advises that its subsidiary, Birkenhead Investments Pty Limited, has entered into an agreement (the "Agreement") to sell the Birkenhead Point Shopping Centre and Birkenhead Marina facility to Intro International Limited for a consideration of A$111 million (NZ$120 million).

As at 31 December 2003 the Birkenhead Point Shopping Centre and Birkenhead Marina facility, which are treated as investment properties by CDLHNZL, had a book value of A$102 million (NZ$111 million) and contributed profit before tax and minority interest of A$5 million (NZ$6 million) to CDLHNZ profitability for the period to 31 December 2003.

Completion under the Agreement is conditional upon Intro International Limited obtaining approval from the Foreign Investment Review Board ("FIRB") to the purchase of the property. Completion is expected to take place on the later of 30th November 2004 and Intro International Limited obtaining FIRB approval.

Birkenhead Investments Pty Limited is currently applying for a new lease extension to the Birkenhead Marina facility. In the event that such a new lease extension is not obtained by the completion date of the Agreement, Intro International Limited shall be entitled to withhold payment of A$3,850,000, which amount shall be payable by Intro International Limited to Birkenhead Investments Pty Limited upon the new lease extension to the Birkenhead Marina facility being granted.

CDLHNZL said that it would review its requirements for the cash.

CDL Hotels New Zealand Limited is a subsidiary of Millennium & Copthorne Hotels Plc, and is the largest hotel operator in New Zealand. The Company owns, leases, franchises and manages a portfolio of 28 hotels under the Millennium, Copthorne and Kingsgate brands, and employs approximately 2,400 staff.

MASNET No. 28 OF 13.10.2004
Announcement No. 28

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Announcement of sale of Birkenhead Point Shopping Centre and Birkenhead Marina Facility

Further to our earlier announcement no. 18 of 13 October 2004, we attach herewith for information, a copy of the subject announcement issued by Millennium & Copthorne Hotels plc on 13 October 2004.

mill139b.p

By Order of the Board
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 13/10/2004 to the SGX

13 October 2004

SALE OF BIRKENHEAD POINT SHOPPING CENTRE AND BIRKENHEAD MARINA FACILITY

Millennium & Copthorne Hotels plc ("M&C") today announces that Birkenhead Investments Pty Limited ("Birkenhead Investments", a 61.3% subsidiary of CDL Hotels New Zealand Limited) has entered into agreement (the "Agreement") to sell the Birkenhead Point Shopping Centre and Birkenhead Marina facility in Sydney to Intro International Limited for a consideration of A$111 million (£45 million) (the "Consideration"). CDL Hotels New Zealand Limited is a 70% owned New Zealand listed subsidiary of M&C.

Birkenhead Investments is currently applying for a new lease extension to the Birkenhead Marina facility. In the event that such a new lease extension is not obtained by the completion date of the Agreement, Intro International Limited shall be entitled to withhold payment of A$3.85 million from the Consideration, which amount shall be payable by Intro International Limited to Birkenhead Investments Pty Limited upon the new lease extension to the Birkenhead Marina facility being granted.

As at 31 December 2003, the Birkenhead Point Shopping Centre and Birkenhead Marina facility, which are treated as investment properties by CDL Hotels New Zealand Limited, had a book value of A$102 million (£43 million) and contributed profit before tax and minority interests of A$5 million (£2 million) to M&C Group profitability for the year to 31 December 2003.

Completion under the Agreement is conditional upon Intro International Limited obtaining approval from the Australian Foreign Investment Review Board ("FIRB") to the purchase of the property. Completion is expected to take place on the later of 30 November 2004 and Intro International Limited obtaining FIRB approval.

The sale proceeds will be used to reduce debt and fund general working capital.

Enquiries to:

Kate Miller / Chi Lo 020 7404 5959
Brunswick Group Limited

MASNET No. 22 OF 18.10.2004
Announcement No. 22

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Completion of the sale of The Plaza, New York and the adjoining property

Further to the Company's announcements made on 13 August 2004, we attach herewith for information, a copy of the announcement in relation to the completion of the sale of The Plaza, New York and the adjoining property issued today by Millennium & Copthorne Hotels plc, a 52.68% subsidiary of the Company.

plaza1.pd

Submitted by Enid Ling Peek Fong, Company Secretary on 18/10/2004 to the SGX

18th October 2004

COMPLETION OF THE SALE OF THE PLAZA, NEW YORK AND THE ADJOINING PROPERTY

Further to Millennium & Copthorne Hotels plc's ("M&C's") announcement on 13 August 2004, M&C today confirms the completion of the sale of The Plaza, New York by Plaza Operating Partners Ltd, in which M&C has an effective 50% interest.

Enquiries to:

Kate Miller / Chi Lo 020 7404 5959
Brunswick Group LLP

MASNET No. 30 OF 20.10.2004
Announcement No. 30

CITY DEVELOPMENTS LIMITED (REG. NO. 196300316Z)

Notification on disposal of shareholdings in associated companies

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that Avalon Strategic Investors, L.P.("ASI"), an indirect associated company of its wholly-owned subsidiary, Singapura Developments (Private) Limited, entered into a purchase and sale agreement on 27 September 2004 to sell all of its interests in each of the following limited liability companies wholly-owned by ASI, for a purchase consideration of ¥29,904,032:

(a) Avalon Resort Investors, LLC, a Delaware limited liability company, which includes its wholly-owned subsidiary, Resort Villa Futtsu K.K., a limited liability company incorporated under the laws of Japan; and

(b) Advance Funding Investors, LLC, a Delaware limited liability company.

The purchase consideration for the companies was paid fully in cash and was arrived at on a willing buyer willing seller basis.

None of the Directors of CDL have any interests, direct or indirect, in the said sale. The Directors are also not aware of any controlling shareholders of CDL having any interest, direct or indirect, in the said sale and the Company has not received any notification of any interest therein from any controlling shareholder.

By Order of the Board
CITY DEVELOPMENTS LIMITED

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Submitted by Enid Ling Peek Fong, Company Secretary on 20/10/2004 to the SGX